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Derek Dostal

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax Derek.dostal@davispolk.com

CONFIDENTIAL

February 11, 2021

Re:	Alpha Capital Acquisition Co. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-252596 Filed February 10, 2021

Mr. Kruczek

Ms. Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Kruczek:

On behalf of Alpha Capital Acquisition Company, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 of the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated February 11, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has amended the Registration Statement and is submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this response letter. We are also sending, under separate cover, a copy of Amendment No. 2 and three marked copies of Amendment No. 2 showing the changes to the Registration Statement filed on February 10, 2021.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 2 where the amended language addressing a particular comment appears. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 2.

Mr. Geoff Kruczek Division of Corporation Finance U.S. Securities and Exchange Commission	2	February 11, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1.	The first paragraph of your independent audit report indicates that an audit was performed on the balance sheet as of December 31, 2020 while the final sentence of the first paragraph presents an opinion on the financial position as of December 10, 2020. Please request that your auditor provide an opinion that is consistent with the audited information included in the filing.

Response: In response to the Staff’s comment, the Company has revised the independent auditors report on page F-2 of Amendment No. 2.

Notes to the Financial Statements

Note 8 - Subsequent Events, page F-15

2.	Your disclosure indicates that you evaluated subsequent events and transactions that occurred after the balance sheet date up to January 29, 2021, the date that the financial statements were available to be issued. Please tell us how you determined the financial statements were available to be issued on January 29, 2021 considering the audit report is dated February 9, 2021 or amend your filing to revise the subsequent event footnote disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-15 of Amendment No. 2.

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Please do not hesitate to contact me at (212) 450-4322, (212) 701-5322 (fax) or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Derek Dostal

Derek Dostal

cc:	Alec Oxenford, Chief Executive Officer, Alpha Capital Acquisition Co. Ilir Mujalovic, Shearman & Sterling LLP